Exhibit 17
UBS Group AG – subsidiary guarantor
Securities Guarantor
UBS Americas Inc., a Delaware corporation and an indirect
wholly owned subsidiary of UBS Group
AG and UBS AG,
is the issuer of
the the 7⅛% Notes
due 2032, which
are fully
and
unconditionally
guaranteed
by
UBS
Group
AG
and
UBS AG on a several basis. The original issuer of the 7⅛%
Notes
due
2032
was
Credit
Suisse
(USA)
LLC
(formerly
known as Credit Suisse (USA),
Inc. and Credit Suisse First
Boston (USA), Inc.
UBS AG and UBS Group AG